Mail Stop 4561

August 12, 2008

Via U.S. Mail and Facsimile 212.207.6420

Mr. William S. Gorin
Executive Vice President and Chief Financial Officer
MFA Mortgage Investments, Inc.
350 Park Avenue
21st Floor
New York, NY 10022

> **Re: MFA Mortgage Investments, Inc.**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed February 14, 2008**
> **Schedule 14A**
> **Filed April 8, 2008**
> **Form 10-Q filed for the period ended June 30, 2008**
> **Filed July 30, 2008**
> **File No. 001-13991**

Dear Mr. Gorin:

We have reviewed your filings noted above and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Risk Factors

We may experience a decline in market value of our assets, page 8

1.   If you have experienced a decline in the market value of your assets, please revise this risk factor in subsequent filings to highlight such experience.

Item 5. Market for Registrant's Common Equity, page 15

2.   In subsequent filings, please provide the performance graph requested by Item 201(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 18

3.   We note the disclosure here identifying the allocation among the benchmarked rates and the portions of MBS that have rate caps. In subsequent filings, please disclose the portion of the ARM-MBS portfolio that is in fixed rate status compared to those in adjustable rate status.

Market Conditions, page 20

4.   We note the disclosure here that spreads widened toward the end of 2007. We note from the disclosure that the cost of funds decreased in the fourth quarter of 2007, partially attributed to the increased spread. If possible, please tell us the reasons for the increase in yield and the decrease in cost experienced in the latter part of 2007. Discuss your expectations regarding the cost of funds going forward.

Liquidity and Capital Resources, page 27

5.   We note the disclosure on page 28 about margin calls. Please tell us the amount of additional cash and assets that were pledged as a result of margin calls in 2007. Also, tell us if any assets were sold as a result of margin calls. Please include such disclosure in future filings.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Investment Securities, page 49

6.   We note that approximately $14 million and $30 million of your gross unrealized losses on mortgage backed securities as of December 31, 2007 and June 30, 2008 respectively have been in a loss position in excess of a year. Furthermore, we note that you have determined that there is no other-than-temporary impairment related to these securities due to the Company's ability and intent to hold these securities until recovery or maturity. Given the Company's recent history of selling mortgage back securities at a loss, explain to us how you determined that you have the intent and ability to hold these securities until recovery or maturity.

Note 13. Estimated Fair Value of Financial Instruments, page 63

7.   We note that you obtained prices for your investment securities from a third-party pricing service. Please tell us the nature and extent of the third party's involvement in management's decision making process with respect to determining the fair value of your investment securities.

Form 10-Q for the period ended June 30, 2008

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 9. Fair Value of Financial Instruments, page 20

8.   We note that you have designated your investment securities as Level two assets based on the valuation hierarchy outlined in SFAS 157. Please tell us the factors you considered in determining that both your agency and non-agency MBS investment securities are Level two assets.

Schedule 14A filed April 8, 2008

Compensation Discussion and Analysis, page 12

Setting Executive Compensation, page 14

9.   We note the list of companies you included as your comparative peer group. Please tell us how you will revise subsequent filings to identify all the companies included in your benchmarking.

10.   Please tell us how you will revise subsequent filings to discuss where your compensation falls within the comparative peer groups used in your benchmarking.

Elements of Executive Compensation, page 15

Base Salary, page 15

11.   Please tell us how you determined base salaries and provide such disclosure in future filings.

Incentive Compensation, page 16

12.   We note that of ROAE between 8% and 22%, the pool will be adjusted based on an established scale. Please explain the scale to us and provide such disclosure in future filings.

13.   Please tell us how you will disclose the determination of the allocation of the performance bonus pool to your executive officers in future filings. Also, please clarify if the three individuals listed towards the bottom page 16 are the only persons eligible to share in the bonus pool.

14.   Please tell us how the additional incentive compensation awarded to your senior executives was determined and provide such disclosure in future filings. Are there limits to the additional incentives?

15.   Please tell us how you will, in future filings, disclose the metrics and benchmarks used to determine the annual incentive compensation for your other named executive officers.

Equity Grants, page 17

16.   Please tell us how you will disclose the factors used to determine the phantom shares and DERs granted to your named executive officers. Explain your use of the term "cliff vest."

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney, at 202.551.3386 or Tom Kluck, Legal Branch Chief, at 202.551.3233 with any other questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant